

May 18, 2015

<u>Via E-mail</u>
Mr. Ian Kidson, Chief Financial Officer
Progressive Waste Solutions Ltd.
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3, Canada

   Re: Progressive Waste Solutions Ltd.
      Form 40-F filed March 28, 2014
      File No. 1-34370

Dear Mr. Kidson:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Terence O'Brien

        Terence O'Brien
        Branch Chief